January 11, 2008
VIA FAX AND EDGAR CORRESPONDENCE
Mark P. Shuman
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Local.com Corporation Registration Statement on Form S-3 File No. 333-147494
Dear Mr. Shuman:
     Please be advised that the legal opinion executed by Rutan & Tucker, LLP on November 16, 2007 in connection with the shares registered pursuant to the Registration Statement filed by Local.com Corporation on November 16, 2007 (File No. 333-147494), as amended by Amendment No. 1 to the Registration Statement filed on January 10, 2007, may be relied upon for all the assertions made as of November 16, 2007.

Sincerely, RUTAN & TUCKER, LLP /s/ Derek D. Dundas

cc:	Doug Norman